SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No.________)*


                           Sun Healthcare Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    866933401
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Greenwich Street Capital Partners II, L.P.
                                500 Campus Drive
                                    Suite 220
                             Florham Park, NJ 07932
                             Attention: Sanjay H. Patel
                                 (973) 437-1000

                                 with a copy to:
                             Ronald R. Jewell, Esq.
                             Dechert Price & Rhoads
                    30 Rockefeller Plaza, New York, NY 10012
                                 (212) 698-3589

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                March 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP No.  961238102                                         Page 3 of 18 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Capital Partners II, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                (b)  [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------

    Number of        7     SOLE VOTING POWER
     Shares
  Beneficially             0
   owned by
 each reporting
    person        -------  -----------------------------------------------------
     with
                     8     SHARED VOTING POWER

                           See Item 5.
                  -------  -----------------------------------------------------

                     9     SOLE DISPOSITIVE POWER

                           0
                  -------  -----------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           See Item 5.
--------------------------------------------------------------------------------

     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    See Item 5.
--------------------------------------------------------------------------------

     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

                    [  ]
--------------------------------------------------------------------------------

     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    See Item 5.
--------------------------------------------------------------------------------

     14             TYPE OF REPORTING PERSON

                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP No.  961238102                                         Page 4 of 18 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP (NJ), L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                (b)  [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------

    Number of        7     SOLE VOTING POWER
     Shares
  Beneficially             0
   owned by
 each reporting
    person        -------  -----------------------------------------------------
     with
                     8     SHARED VOTING POWER

                           See Item 5.
                  -------  -----------------------------------------------------

                     9     SOLE DISPOSITIVE POWER

                           0
                  -------  -----------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           See Item 5.
--------------------------------------------------------------------------------

     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    See Item 5.
--------------------------------------------------------------------------------

     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

                    [  ]
--------------------------------------------------------------------------------

     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    See Item 5.
--------------------------------------------------------------------------------

     14             TYPE OF REPORTING PERSON

                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP No.  961238102                                         Page 5 of 18 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP (NJ), Inc.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                (b)  [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------

    Number of        7     SOLE VOTING POWER
     Shares
  Beneficially             0
   owned by
 each reporting
    person        -------  -----------------------------------------------------
     with
                     8     SHARED VOTING POWER

                           See Item 5.
                  -------  -----------------------------------------------------

                     9     SOLE DISPOSITIVE POWER

                           0
                  -------  -----------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           See Item 5.
--------------------------------------------------------------------------------

     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    See Item 5.
--------------------------------------------------------------------------------

     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

                    [  ]
--------------------------------------------------------------------------------

     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    See Item 5.
--------------------------------------------------------------------------------

     14             TYPE OF REPORTING PERSON

                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP No.  961238102                                         Page 6 of 18 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greenwich Street Investments II, L.L.C.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                (b)  [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------

    Number of        7     SOLE VOTING POWER
     Shares
  Beneficially             0
   owned by
 each reporting
    person        -------  -----------------------------------------------------
     with
                    8      SHARED VOTING POWER

                           See Item 5.
                  -------  -----------------------------------------------------

                     9     SOLE DISPOSITIVE POWER

                           0
                  -------  -----------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           See Item 5.
--------------------------------------------------------------------------------

     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    See Item 5.
--------------------------------------------------------------------------------

     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

                    [  ]
--------------------------------------------------------------------------------

     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    See Item 5.
--------------------------------------------------------------------------------

     14             TYPE OF REPORTING PERSON

                    OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP No.  961238102                                         Page 7 of 18 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSC Recovery II, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                (b)  [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------

    Number of        7     SOLE VOTING POWER
     Shares
  Beneficially             0
   owned by
 each reporting
    person        -------  -----------------------------------------------------
     with
                     8     SHARED VOTING POWER

                           See Item 5.
                  -------  -----------------------------------------------------

                     9     SOLE DISPOSITIVE POWER

                           0
                  -------  -----------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           See Item 5.
--------------------------------------------------------------------------------

     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    See Item 5.
--------------------------------------------------------------------------------

     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

                    [  ]
--------------------------------------------------------------------------------

     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    See Item 5.
--------------------------------------------------------------------------------

     14             TYPE OF REPORTING PERSON

                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP No.  961238102                                         Page 8 of 18 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSC Recovery II GP, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                (b)  [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------

    Number of        7     SOLE VOTING POWER
     Shares
  Beneficially             0
   owned by
 each reporting
    person        -------  -----------------------------------------------------
     with
                     8     SHARED VOTING POWER

                           See Item 5.
                  -------  -----------------------------------------------------

                     9     SOLE DISPOSITIVE POWER

                           0
                  -------  -----------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           See Item 5.
--------------------------------------------------------------------------------

     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    See Item 5.
--------------------------------------------------------------------------------

     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

                    [  ]
--------------------------------------------------------------------------------

     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    See Item 5.
--------------------------------------------------------------------------------

     14             TYPE OF REPORTING PERSON

                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP No.  961238102                                         Page 9 of 18 Pages
--------------------------------------------------------------------------------


-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSCP Recovery, Inc.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                (b)  [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Cayman Islands
-------- -----------------------------------------------------------------------

    Number of        7     SOLE VOTING POWER
     Shares
  Beneficially             0
   owned by
 each reporting
    person        -------  -----------------------------------------------------
     with
                     8     SHARED VOTING POWER

                           See Item 5.
                  -------  -----------------------------------------------------

                     9     SOLE DISPOSITIVE POWER

                           0
                  -------  -----------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           See Item 5.
--------------------------------------------------------------------------------

     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    See Item 5.
--------------------------------------------------------------------------------

     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

                    [  ]
--------------------------------------------------------------------------------

     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    See Item 5.
--------------------------------------------------------------------------------

     14             TYPE OF REPORTING PERSON

                    CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP No.  961238102                                         Page 10 of 18 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSC Recovery IIA, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                (b)  [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------

    Number of        7     SOLE VOTING POWER
     Shares
  Beneficially             0
   owned by
 each reporting
    person        -------  -----------------------------------------------------
     with
                    8      SHARED VOTING POWER

                           See Item 5.
                  -------  -----------------------------------------------------

                     9     SOLE DISPOSITIVE POWER

                           0
                  -------  -----------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           See Item 5.
--------------------------------------------------------------------------------

     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    See Item 5.
--------------------------------------------------------------------------------

     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

                    [  ]
--------------------------------------------------------------------------------

     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    See Item 5.
--------------------------------------------------------------------------------

     14             TYPE OF REPORTING PERSON

                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

--------------------------------------------------------------------------------
CUSIP No.  961238102                                         Page 11 of 18 Pages
--------------------------------------------------------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GSC Recovery IIA GP, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                                (b)  [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         00
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

         [  ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
-------- -----------------------------------------------------------------------

    Number of        7     SOLE VOTING POWER
     Shares
  Beneficially             0
   owned by
 each reporting
    person        -------  -----------------------------------------------------
     with
                     8     SHARED VOTING POWER

                           See Item 5.

                  -------  -----------------------------------------------------

                     9     SOLE DISPOSITIVE POWER

                           0
                  -------  -----------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           See Item 5.
--------------------------------------------------------------------------------

     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    See Item 5.
--------------------------------------------------------------------------------

     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

                    [  ]
--------------------------------------------------------------------------------

     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    See Item 5.
--------------------------------------------------------------------------------

     14             TYPE OF REPORTING PERSON

                    PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1.   Security and Issuer.
          --------------------

          This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), of Sun Healthcare Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 101 Sun Avenue, N.E., Albuquerque, New Mexico 87109.

     2.   Identity and Background.
          -----------------------

          (a) This Schedule 13D is filed by the following persons (collectively, the "Reporting Persons"): (1) Greenwich Street Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), (2) Greenwich Street Investments II, L.L.C., a Delaware limited liability company ("GSI"), (3) GSCP (NJ), L.P., a Delaware limited partnership ("GSCP (NJ) LP"), (4) GSCP (NJ), Inc., a Delaware corporation, ("GSCP (NJ) Inc."), (5) GSCP Recovery, Inc., a Cayman Islands corporation ("Recovery I"), (6) GSC Recovery II, L.P., a Delaware limited partnership ("Recovery II"), (7) GSC Recovery II GP, L.P., a Delaware limited partnership ("Recovery II GP"), (8) GSC Recovery IIA, L.P., a Delaware limited partnership ("Recovery IIA") and (9) GSC Recovery IIA GP, L.P., a Delaware limited partnership ("Recovery IIA GP").

          (b) The business  address for each of GSCP II, GSI, GSCP (NJ) LP, GSCP
(NJ) Inc., Recovery II, Recovery II GP, Recovery IIA, and Recovery IIA GP is 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932. The business address for Recovery I is c/o GSC Partners, 500 Campus Drive, Suite 220, Florham Park, New Jersey 07932.

          (c) GSCP II, Recovery II and Recovery IIA are Delaware limited partnerships which make investments for long term appreciation. Recovery I is owned by, and GSCP (NJ) LP is the manager of, GSCP II, GSCP Offshore Fund, L.P., Greenwich Fund, L.P., Greenwich Street Employees Fund, L.P. and TRV Executive Fund, L.P. (collectively, the "Greenwich Street Funds"). GSCP (NJ) LP is also the manager of Recovery II and Recovery IIA. GSCP (NJ) Inc. is the general partner of GSCP (NJ) LP. GSI is the general partner of the Greenwich Street Funds. Recovery II GP is the general partner of Recovery II. Recovery IIA GP is the general partner of Recovery IIA.

          Alfred C. Eckert III, Keith W. Abell, Sanjay H. Patel, Richard M. Hayden, Robert A. Hamwee, Thomas V. Inglesby, Matthew C. Kaufman and Christine
K. Vanden  Beukel are the managing  members of GSI,  executive  officers of GSCP
(NJ) Inc. and limited partners of GSCP (NJ) LP.

          (d) -(e) During the past five (5) years, none of the Reporting Persons
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.(e)

          (f) All natural persons listed in this Item 2 are citizens of the United States. GSCP II, GSI, GSCP (NJ) LP, GSCP (NJ) Inc., Recovery II, Recovery II GP, Recovery IIA and Recovery IIA GP are each organized under the laws of Delaware. Recovery I is organized under the laws of the Cayman Islands.

     3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to the terms of the Issuer's Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code filed in the U.S. Bankruptcy Court for the District of Delaware on December 18, 2001 (the "Plan"), holders of certain allowed claims are entitled to receive, as of February 28, 2002, shares of the Common Stock of the Issuer. Accordingly, Recovery 1, Recovery II and Recovery IIA, as holders of allowed claims, will be issued 573,434 shares, 505,470 shares and 77,858 shares, respectively, of Common Stock. Such allowed claims related to indebtedness of the Issuer which had been acquired by them in market transactions. The funds used by them to acquire such indebtedness were derived primarily from capital contributions of their respective direct or indirect partners.

     4.   Purpose of Transaction.
          -----------------------

          The Reporting Persons acquired the Common Stock for investment purposes.

          Other than as set forth in this Item 4 and Item 6 of this Schedule 13D, and as set out in the Plan, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

     5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a)-(b) Based on information received from the Issuer and pursuant to the Plan, the Issuer will have issued and outstanding 10,000,000 shares of Common Stock following consummation of the Plan. Recovery I will be issued 573,434 shares of the Common Stock (or approximately 5.73% of the issued and outstanding shares of the Common Stock following consummation of the Plan); Recovery II will be issued 505,470 shares of the Common Stock (or approximately 5.05% of the issued and outstanding shares of the Common Stock following consummation of the Plan), and Recovery IIA will be issued 77,858 shares of Common Stock. For purposes of Rule 13d-3 under the Act, each may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, their respective shares of Common Stock. According to the terms of the Plan, Recovery I, Recovery II and Recovery IIA may be entitled to receive additional shares (which may be issued within six months) depending on the number of general unsecured creditor claims which are ultimately allowed under the Plan. In such a case, the aggregate share ownership and percentage ownership of the issued and outstanding shares of Common Stock of Recovery I, Recovery II and Recovery IIA would be increased accordingly.

          By virtue of their respective positions as general partner of GSCP II (the majority owner of Recovery I), Recovery II and Recovery IIA, each of GSI, Recovery II GP and Recovery IIA GP may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the shares of Common Stock acquired by Recovery I, Recovery II and Recovery IIA as described above. Nothing in this Schedule 13D shall be construed as an admission that either GSI,

Recovery II GP or Recovery IIA GP is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

          By virtue of its position as manager of GSCP II (the majority owner of Recovery I), Recovery II and Recovery IIA, GSCP (NJ) LP may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the shares of Common Stock acquired by Recovery I, Recovery II and Recovery IIA as described above, or an aggregate of 1,156,762 shares of Common Stock representing approximately 11.57% of the shares of Common Stock that will be issued and outstanding pursuant to the Plan. Nothing in this Schedule 13D shall be construed as an admission that GSCP (NJ) LP is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

          By virtue of its  position  as general  partner of GSCP (NJ) LP,  GSCP
(NJ) Inc. may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the shares of the Common Stock acquired by Recovery I, Recovery II and Recovery IIA as described above, or an aggregate of 1,156,762 shares of Common Stock representing approximately 11.57% of the shares of Common Stock that will be issued and outstanding following consummation of the Plan. Nothing in this Schedule 13D shall be construed as an admission that GSCP (NJ) Inc. is, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, a beneficial owner of such securities.

          By virtue of their positions as managing members of GSI, executive officers of GSCP (NJ) Inc. and senior limited partners of GSCP (NJ) LP, each of Messrs. Eckert, Abell, Patel, Hayden, Hamwee, Inglesby, Kaufman and Ms. Vanden Beukel may be deemed, for purposes of Rule 13d-3 under the Act, to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the shares of the Common Stock acquired by Recovery I, Recovery II and Recovery IIA as described above, or an aggregate of 1,156,762 shares of Common Stock representing approximately 11.57% of the shares of Common Stock that will be issued and outstanding following consummation of the Plan. Nothing in this Schedule 13D shall be construed as an admission that Messrs. Eckert, Abell, Patel, Hayden, Hamwee, Inglesby, Kaufman and Ms. Vanden Beukel are, for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder, beneficial owners of such securities.

          (c) The shares listed below will be issued to the Reporting Persons in respect of claims based on indebtedness of the Issuer acquired by the Reporting Persons in market transactions on the dates indicated. The prices per share indicated below are based on the aggregate purchase price for such indebtedness. Other than as set forth herein, the Reporting Persons have not effected any transactions involving the Common Stock during the past 60 days, and all other shares of Common Stock reported herein will be issued in respect of indebtedness acquired by the Reporting Persons prior to suc 60-day period.

                                                            Number of Shares
                              Date of Purchase              Issuable pursuant       Assumed Average Purchase
      Reporting Person        of Indebtedness                 to the Plan               Price per Share
      ----------------        ----------------              ----------------        ------------------------



Recovery II                   February 15, 2002                 134,643                        $22.25

Recovery IIA                  February 15, 2002                  77,858                        $22.25


     6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ---------------------------------------------------------------------

          The responses set forth in Items 4 and 5 of this Schedule 13D are incorporated herein.

          Nothing in this Schedule 13D shall be construed as an admission that the Reporting Persons and any other persons or entities constitute a "group" for purposes of Section 13(d) of the Act and the rules and regulations promulgated thereunder.

     7.   Material to be Filed as Exhibits.
          --------------------------------

          [None]

                                  SIGNATURE


          After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

                               GREENWICH STREET CAPITAL PARTNERS II, L.P.


Dated:  March 12, 2002         By:  Greenwich Street Investments II, L.L.C., its
                                    general partner


                                    By:   /s/ Sanjay H. Patel
                                        ----------------------------------------
                                        Name:  Sanjay H. Patel
                                        Title: Managing Member

                               GSC RECOVERY II, L.P.


                               By:  GSC Recovery II GP, L.P., its general
                                    partner

                               By:  GSC RII, LLC, its general partner

                               By:  GSC (NJ) Holdings, L.P., its member

                               By:  GSC (NJ), Inc., its general partner



                                    By:   /s/ Sanjay H. Patel
                                        ----------------------------------------
                                        Name:  Sanjay H. Patel
                                        Title: Co-President


                               GSCP (NJ), L.P.

                               By:  GSCP (NJ), Inc., its general partner

                                    By:    /s/ Sanjay H. Patel
                                        ----------------------------------------
                                        Name:  Sanjay H. Patel
                                        Title:  Co-President

                               GSCP (NJ), INC.

                                    By:    /s/ Sanjay H. Patel
                                         ---------------------------------------
                                         Name:  Sanjay H. Patel
                                         Title:  Co-President

                               GREENWICH STREET INVESTMENTS II, L.L.C.

                                    By:    /s/ Sanjay H. Patel
                                         ---------------------------------------
                                         Name:  Sanjay H. Patel
                                         Title: Co-President


                               GSC RECOVERY II GP, L.P.


                               By:  GSC RII, LLC, its general partner

                               By:  GSC (NJ) Holdings, L.P., its member

                               By:  GSC (NJ), Inc., its general partner



                                    By:   /s/ Sanjay H. Patel
                                        ----------------------------------------
                                        Name:  Sanjay H. Patel
                                        Title: Co-President


                               GSC RECOVERY IIA, L.P.


                               By:  GSC Recovery IIA GP, L.P., its general
                                    partner

                               By:  GSC RIIA, LLC, its general partner

                               By:  GSC (NJ) Holdings, L.P., its member

                               By:  GSC (NJ), Inc., its general partner



                                    By:   /s/ Sanjay H. Patel
                                        ----------------------------------------
                                        Name:  Sanjay H. Patel
                                        Title: Co-President


                               GSC RECOVERY IIA GP, L.P.


                               By:  GSC RIIA, LLC, its general partner

                               By:  GSC (NJ) Holdings, L.P., its member

                               By:  GSC (NJ), Inc., its general partner



                                    By:  /s/ Sanjay H. Patel
                                        ----------------------------------------
                                        Name:  Sanjay H. Patel
                                        Title: Co-President

                               GSCP RECOVERY, INC.


                                    By:  /s/ Sanjay H. Patel
                                        ----------------------------------------
                                        Name:  Sanjay H. Patel
                                        Title: Co-President


                               ALFRED C. ECKERT III, KEITH W. ABELL,
                               SANJAY H. PATEL, RICHARD M. HAYDEN
                               ROBERT A. HAMWEE, THOMAS V. INGLESBY,
                               MATTHEW C. KAUFMAN and
                               CHRISTINE K. VANDEN BEUKEL


                               By:   /s/ Matthew C. Kaufman
                                    --------------------------------------------
                                     as Attorney-in-Fact*



                               By:   /s/ Andrew J. Wagner
                                    --------------------------------------------
                                     as Attorney-in-Fact*





* Attorneys-in-Fact under Power of Attorney dated January 4, 2002 as filed with the SEC as Exhibit 7(L) to the Schedule 13D/A filed by Greenwich Street Capital Partners II, L.P. et al. on January 4, 2002 and incorporated herein by reference.